205 North Depot Street
  Stanford, KY  40484
www.utgins.com

December 16, 2020

Ms. Michelle Miller
Mr. Mark Brunhofer
Securities and Exchange Commission
Division of Corporation Finance – Office of Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:         UTG, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 20, 2020
Form 10-Q for the Quarter Ended September 30, 2020
Filed November 13, 2020
File No. 000-16867

Dear Ms. Miller and Mr. Brunhofer:

We are in receipt of your letter dated November 19, 2020 on our Form 10-K filing for the year ended December 31, 2019 and Form 10-Q for the quarter ended September 30, 2020 and have the following responses.

Form 10-K for the Fiscal Year Ended December 31, 2019

Note 2. Investments

1.	We note your response to prior comment 1. Please address the following:

•
Tell us if you recognized, and are continuing to recognize, depreciation upon the change in classification from held for sale to held for investment in accordance with ASC 360-10-35-44(a) considering that it was not probably that these assets would be sold within one year as required by ASC 360-10-45-9(d);

Response: Beginning with the September 30, 2020 Form 10-Q filing, the Company classified its real estate as held for investment in accordance with ASC 360-10-35-44(a).  On the depreciable properties, the Company continued to record depreciation expense following the reclassification to available for sale. As such, there was no depreciation catch up expense when reclassified as held for investment at September 30, 2020. For the nine months ended September 30, 2020, UTG is reporting $278,904 of depreciation expense related to real estate.

•
If you did not recognize depreciation on the former held for sale investments (either the catch up reclassification to held for investment purposes or normal recurring depreciation since reclassification), tell us the amount of depreciation expense not recorded and provide us your SAB 99 analysis as to whether or not these amounts are material;

Response: See above response.

•	Tell us why depreciation expense declined from $868,630 from the nine months ended September 30, 2019 to $338,550 for the nine months ended September 30, 2020; and

Response: The Company had certain assets that were fully depreciated during 2019. One of the most significant of those assets was an aircraft owned by the Company.

Going forward, the depreciation expense line item of the cash flow statement will be called depreciation and depletion. Historically, depletion from oil/gas royalties has been reported as real estate sales in the cash flow statement. In future filings, depletion from oil/gas royalties will be reported on the depreciation/depletion line of the cash flow statement. As of September 30, 2020 approximately $904,000 of depletion from oil/gas royalties was included with real estate sales in the cash flow statement.

•
Tell us why Investment real estate – commercial increased to $5,414,238 at September 30, 2020 from $4,908,028 at December 31, 2019 considering you do not reflect any investment real estate purchases for the nine months ended September 30, 2020.

Response: The table presented at September 30, 2020 had a misclassification. One of the assets classified as commercial real estate should have been classified as land, minerals and royalty interests for this table. The following is the correct presentation:

Investment Real Estate	2020	2019
Raw land	$ 9,915,856	$ 16,089,540
Commercial	3,641,738	4,908,028
Residential	2,235,678	2,251,772
Land, minerals and royalty interests	20,628,355	21,094,896
Total investment real estate	$ 36,421,627	$ 44,344,236

Note 3. Fair Value Measurements

2.
We note your response to prior comment 3, and that you separate realized gains and market value changes in equity securities which together are reported as net investment gains and losses within the income statement as you believe this presentation helps the reader understand what is generating the amounts of net investment gains (losses). Please address the following:

•
Confirm that reported realized gains represents the difference between the acquisition prices and the sales price of investments sold and tell us the acquisition prices and sales prices of the four equity security sold as referenced in the your comment letter response;

Response: Yes, the reported realized gains represents the difference between the acquisition price and the sales price of investments sold.  The following table provides detail of the four equity securities that were sold during 2020:

	Acquisition	Sales
	Price	Price	Gain
Barton Springs Music, LLC	$ 2,465,188	$ 3,798,361	$1,333,173
Llano Music, LLC	1,540,337	4,815,950	3,275,613
TenTex Music, LLC	1,240,057	2,915,573	1,675,516
Texas Pacific Land	1,629,242	4,845,116	3,215,874
	$ 6,874,824	$16,375,000	$9,500,176
•

In future filings, please revise your disclosure to present realized gains and losses as the difference between proceeds received upon sale and the fair value at the transaction date consistent with the guidance in ASC 321-10-40-1. Note that you are not precluded from discussing cumulative realized gains and losses from the date of acquisition in your Management Discussion and Analysis to inform your investors of investment activity, including market fluctuations over time;

Response: The Company acknowledges this request and will address in UTG’s December 31, 2020 Form 10-K filing. The table in the footnote will be updated to tie out to the table that is presented in the next bullet point below.

•
In future filings, please revise your income statement presentation to present gains and losses on equity security investments as the difference between the fair value at the beginning of the period and the fair value at the reporting date. Also revise your proposed disclosure in Exhibit D to your October 14, 2020 comment letter response to calculate gains and losses as the difference between the fair value at the beginning of the period versus the reporting date and or sale date, as applicable, and characterize gains or losses as unrealized only on those investments still held at period end consistent with the guidance in ASC 321-10-50-4;

Response: The Company acknowledges this request and will address in UTG’s December 31, 2020 Form 10-K filing. The following table provides an updated presentation of a portion of the income statement based upon the referenced guidance.

	As Reported	Restated
Income Statement:	9/30/2020	9/30/2020
Realized investment gains	10,708,155	(504,032)
Unrealized gains and losses recognized during the reporting period on equity securities still held at the reporting date	(14,016,065)	(2,803,878)
Total net investment gains (losses)	(3,307,910)	(3,307,910)

The Company has restated certain prior reported numbers as shown above to conform with the current presentation and in accordance with GAAP guidance.  This restatement did not change the total reported net investment gains (losses) nor did it impact reported total revenues or net income.

The above disclosure will be included in each future filing that contains restated results relating to this topic.

•
Tell us why your September 30, 2020 Form 10-Q you reported that the gain on music royalties sold during the first quarter of 2020 was approximately $6.3 million upon sale whereas in your March 31, 2020 and June 30, 2020 Forms 10-Q you reported this amount as approximately $4.1 million and approximately $4.2 million, respectively;

Response: The sale agreement contained a holdback provision for a portion of the sale price at closing in 1st quarter 2020.  Under the terms of the holdback, certain performance results over the next six months on the royalties were necessary to release this portion to the sellers.  At the time of closing, it was determined it was more likely than not that the royalty interests would not perform at the levels necessary to receive the holdback funds.  At the end of the six month period in 3rd quarter 2020, upon review of the results, the performance was better than anticipated and the holdback was released to the seller resulting in additional gain.  This will be fully disclosed in UTG’s December 31, 2020 Form 10-K filing.

•
Your proposed disclosure in Exhibit E states that you have concentration risk within investment in the oil and gas industry. Please also disclose whether you have any concentrations relative to individual holdings that are significant to your respective investment portfolios; and

Response: In future filings, the Company will further disclose if/when certain investments are considered to represent a concentration risk. Based upon our current holdings at September 30, 2020, we would disclose the following:

At September 30, 2020, the Company held two equity securities that represent approximately 31.6% and 11.6% of the total investments associated with the oil and gas industry.

•	Please disclose in future filings, your oil and gas investments by industry type and balance sheet classification as provided in Exhibit A to your September 30, 2020 comment letter response.

Response: The following table will be disclosed in UTG’s December 31, 2020 Form 10-K filing and all future filings:

	Land, Minerals,
Investment Type	& Royalty Interest	Transportation	Exploration	Total
Fixed Maturities, at fair value	$ -	$ -	$ 1,258,750	$ 1,258,750
Equity Securities, at Fair Value	30,618,590	-	-	30,618,590
Investment Real Estate	20,628,355	-	-	20,628,355
Notes Receivable	6,000,000	-	-	6,000,000
Total	$ 57,246,945	$ -	$ 1,258,750	$ 58,505,695

Please contact me should you have any questions regarding the above.  I can be reached via e-mail at ted.miller@utgins.com.

Sincerely,

/s/ Theodore C. Miller

Theodore C. Miller
Sr. Vice President